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                           Filed by Tele Centro Oeste Celular Participacoes S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                   Subject Company: Tele Centro Oeste Celular Participacoes S.A.

                                                  Commission File No. 333-110080


  THE FOLLOWING IS A PRESS RELEASE MADE PUBLIC BY THE COMPANY RELATING TO THE
     PROPOSED MERGER OF SHARES (INCORPORACAO DE ACOES) OF TELE CENTRO OESTE
       CELULAR PARTICIPACOES S.A. WITH TELESP CELULAR PARTICIPACOES S.A.

                                    * * * * *

     These materials may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things, the timetable for the merger of shares.

     Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions.

     These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which Telesp Celular Participacoes S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participacoes S.A. and Tele Centro Oeste Celular Participacoes S.A with the Commission at the Commission's website at www.sec.gov. These materials may also be obtained for free from Tele Centro Oeste Celular Participacoes S.A.

                                    * * * * *


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                                                                               2


                                    EXHIBITS



   EXHIBIT
   NUMBER                                              DESCRIPTION
   ------                                              -----------
      1        Press Release, dated January 13, 2004.

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                                                                       EXHIBIT 1

                TCP AND TCO TERMINATE PROPOSED MERGER OF SHARES
                       AND TCP WITHDRAWS OFFER TO CONVERT


Sao Paulo, Brazil - January 13, 2004 - Telesp Celular Participacoes S.A. - "TCP" (NYSE: TCP) (BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), and Tele Centro Oeste Celular Participacoes S.A. - "TCO" (NYSE: TRO) (BOVESPA: TCOC3 (Common), TCOC4 (Preferred)), which operate under the brand VIVO, announced that the previously announced merger of shares (incorporacao de acoes) of TCO with TCP is terminated.

Similarly, TCP announced that it has withdrawn the previously announced offer to convert preferred shares, no par value, into common shares, no par value, of TCP at a ratio of one to one, up to a limit of 78,752,717,772 in the aggregate for all shareholders. Preferred shares for which an election to convert has been submitted will be promptly freed for trading.

TCP and TCO took these actions in light of the statement by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or "CVM") on December 26, 2003 that the proposed merger of shares, in the CVM's opinion, "violates applicable laws" and the consequent suspension by TCP and TCO of the shareholders' meetings previously scheduled for January 7, 2004. Although TCP and TCO disagree with the arguments and conclusion stated in the CVM's decision and continue to be of the opinion that the merger of shares would be the best alternative for both companies and their shareholders, they believe the CVM's decision makes the implementation of the merger of shares, as originally proposed, uncertain due to the potential obstacles that may be created by third parties. Taking into account the best interest of their shareholders, therefore, management of TCP and TCO have concluded that the best decision in light of the situation is to cancel the merger of shares and withdraw the offer to convert.

Investor Relations Contact: Ronald Aitken (e-mail: ronald.aitken@vivo.com.br or tel: (5511) 5105 1172) and Fabiola Michalski (e-mail: fmichalski@vivo.com.br or tel: (5511) 5105 1207); TCP website: http://www.vivo.com.br.